BresaGen

[redacted]

05010847

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 8 Dalgleish Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	The Office of International Corporate Finance
COMPANY:	SEC
FAX NUMBER:	0011 1 202 772 9207
FROM:	Trudy Fenton
DATE:	Monday, 29 August 2005
SUBJECT:	ASX Announcement
PAGES (inc. cover)	2

SUPPL

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcement which was released by the Australian Stock Exchange today –

1. BresaGen appoints Sales & Business Development Manager dated 29 August, 2005.

Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator

PROCESSED
SEP 0 1 2005
THOMSON FINANCIAL

dlw 9/30

If there are any problems with this transmission, call 08 8234 2660

ASX Release Monday, 29 August 2005

BresaGen appoints Sales & Business Development Manager

Adelaide biotechnology company, BresaGen Ltd is pleased to announce the appointment of Michael Egan to its senior management team as Sales & Business Development Manager.

Michael has an extensive background in pharmaceutical marketing having held a senior position at Parke Davis Pty Ltd where he launched Australia's largest prescription drug Lipitor. Prior to this, he was Business Manager at FH Faulding and held senior regional management roles with the Swiss pharmaceutical company, F Hoffmann – La Roche Ltd, covering Europe, Asia, Africa and the Middle East.

More recently Michael developed and implemented business strategies for a range of small–medium size companies through his consultancy at Tandora Pty Ltd.

Michael will be responsible for building BresaGen's API supply business and extending its protEcol™ Services business.

For further information contact:

Dr Wolf Hanisch, Managing Director
BresaGen Limited
Mobile: 0412 339 460

About BresaGen Ltd (BGN)
BresaGen Ltd is a biotechnology company focussed on cost-effective production of proteins and peptides in bacteria. The Company is located in Adelaide, South Australia and specialises in process development and supply of clinical trial material for third parties through its protEcol™ Services business unit. The Company focus is on supply of protein-based active pharmaceutical ingredients (API's) to pharmaceutical and biotechnology companies.
www.bresagen.com.au

Postal Address
PO Box 259
Rundle Mall SA 5000 Australia

8 Dalgleish Street
Thebarton SA 5031
www.bresagen.com.au

Telephone +61 8 8234 2660
Facsimile +61 8 8234 6268
Email adelaide@bresagen.com.au

BresaGen Limited
ACN 007 988 767
ABN 60 007 988 767